Exhibit 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION. 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the filing with the United States Securities and Exchange Commission of CGI Group Inc.'s ("the Company") Annual Report on Form 40-F for the period ended September 30, 2002 (the “Report”), the undersigned, the Chief Executive Officer and the Chief Financial Officer of the Company, hereby certify (i) in our capacities as officers of the Company, (ii) to each of our own respective actual knowledge, and (iii) solely for the purposes of compliance with 18 U.S.C. § 1350, that:

        (1) the Report fully complies with the requirements of §13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

        (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

        The above certification is given as of the date of the Report and is limited to the periods covered by the Report. The above certification is made severally and not jointly.

        IN WITNESS WHEREOF, the undersigned have executed this Certificate on February 13, 2003.

CGI GROUP INC. By: /s/ Serge Godin Serge Godin, Chief Executive Officer